

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Robert Drummond
Chief Executive Officer
NEXTIER OILFIELD SOLUTIONS INC.
3990 Rogerdale Rd.
Houston, Texas 77042

   **Re:  NEXTIER OILFIELD SOLUTIONS INC.**
    **Form 10-K filed February 24, 2021**
    **File No. 001-37988**

Dear Mr. Drummond:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation